Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 10, 2010
Item 3	News Release The news release dated February 10, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. announced that the ramp-up at its wholly-owned Pirquitas Mine in Argentina is proceeding well and the engineering work for the San Luis Project in Peru and the Pitarrilla Project in Mexico is ongoing.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 10, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of February, 2010

February 10, 2010	News Release 10-3

PIRQUITAS MINE AND PROJECT DEVELOPMENT UPDATE

Vancouver, British Columbia – Silver Standard Resources Inc. (TSX: SSO) (NASDAQ: SSRI) today reports that the ramp-up at its wholly-owned Pirquitas Mine in Argentina is proceeding well and the engineering work for the San Luis Project in Peru and the Pitarrilla Project in Mexico is ongoing.

Pirquitas Mine

At the Pirquitas Mine, 18.0 million tonnes of material have been moved since the mine commenced operations in July 2008.  The mine produced 1.1 million ounces of silver and shipped 800,000 ounces in 2009.  Production in 2010 is planned to be seven million ounces of silver at an average operating cost of $9.00 per ounce silver (net of by-product credits).

The Pirquitas open pit mine operated at the design rate of 43,000 tonnes per day at a cost of $2.15/tonne (material mined) for 2009.  Sulphide ore is currently being exposed.

The plant has a crushing capacity of 6,000 tonnes per day.  This feeds a pre-concentration plant that is designed to feed the mill at a rate of 3,200 tonnes per day.  The mill’s feasibility design capacity was exceeded in both November and December.

The mill is processing transitional ore and is anticipated to process sulphide ore at full capacity in Q2 2010.  The tin circuit is commissioned and will be operated when suitable material is available in Q2 2010.

PIRQUITAS MINE Preliminary Production Statistics		Q3 2009	Q4 2009	Total 2009
Total Material Moved	Kt	4,283	3,826	14,319
Ore Processed	Kt	138	272	410
Silver Grade	g/tonne	129	214	185
Silver Produced	ounces	180,000	934,300	1,114,300

San Luis Project

At San Luis in Peru, geotechnical drilling for the tailings dam is required and has commenced.  The environmental permit application will be submitted when the feasibility study is completed.  The feasibility study is expected to be finalized in the second quarter of 2010 upon completion of the geotechnical drilling and related engineering design work.

Pitarrilla Project

At Pitarrilla in Mexico, the Breccia Ridge underground feasibility study is planned for completion in Q4 2010.  Contracts for the feasibility study engineering work have been awarded.

Snowfield and Brucejack Projects

A preliminary economic assessment has commenced on the Snowfield Project in British Columbia, and is expected to be reported in the second half of 2010. Exploration planning for the summer is well underway for the 2010 exploration campaign for the Brucejack and Snowfield projects.

Silver Standard Resources Inc. is a silver mining company that intends to grow through exploration and the development of its project pipeline.

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. toll-free: (888) 338-0046 or Direct: (604) 484-8212
invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, Director, Investor Relations at invest@silverstandard.com or call (888) 338-0046.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, mineral reserve and resource estimates, estimates and expectations of future mineral production, expectations regarding the ramp-up, design, tin circuit integration, mine life, production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of completion of studies, development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets including changes in the development of a secondary market for Canadian asset backed commercial paper restructured notes, changes in prices for the company’s mineral products or increases in input costs, variances in ore grade, mill throughput, or recovery rates from those assumed in mining plans, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F as amended, and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The TSX has neither approved nor disapproved of the information contained herein.